NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

Three month periods ended March 31, 2008 and 2007

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	March 31, 2008 (unaudited)	December 31, 2007

Assets

Current assets:
Cash and cash equivalents	$39,641,741	$20,461,990
Short-term investments (note 5)	2,148,077	2,542,116
Accounts receivable and prepaids (note 6)	3,206,400	28,265,154
Inventory	66,670	99,279
Current assets held for sale (note 7)	4,648,724	4,900,267
	49,711,612	56,268,806

Property, plant and equipment (note 8)	3,761,224	994,670

Non-current assets held for sale (note 7)	17,436,534	17,189,182

	$70,909,370	$74,452,658

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,539,184	$1,177,177
Current liabilities relating to assets held for sale (note 7)	1,949,971	3,464,644
	3,489,155	4,641,821

Deferred credit (note 8(a))	25,000,000	25,000,000

Long-term liabilities relating to assets held for sale (note 7)	4,241,342	4,171,482

Shareholders’ equity:
Share capital (note 9)	240,037,422	239,997,257
Contributed surplus	11,061,395	10,544,616
Accumulated other comprehensive loss	(624,283)	(230,244)
Deficit	(212,295,661)	(209,672,274)
	38,178,873	40,639,355
	$70,909,370	$74,452,658

Adoption of new accounting standards (note 2)

Commitments and contingencies (notes 7 and 10)

Subsequent events (notes 7, 8(b))

See accompanying notes to interim consolidated financial statements

Approved on behalf of the Board:

“Gary E. German”	Director	“Robert J. Gayton”	Director
Gary E. German		Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Other Comprehensive Loss

Unaudited

(Expressed in United States dollars)

	Three months ended March 31
	2008	2007

Operating costs and expenses:
Depreciation and amortization	$2,051	$17,859
Exploration	-	945,110
General and administrative	1,327,912	1,918,558

Loss from operations	1,329,963	2,881,527

Foreign exchange gain (loss)	-	(8,389)
Interest income	209,057	284,340

Loss before income taxes	(1,120,906)	(2,605,076)

Income taxes	-	(8,888)

Loss from continuing operations	(1,120,906)	(2,614,464)

Loss from discontinued operations (note 7)	(1,502,481)	(976,283)

Loss for the period	(2,623,387)	(3,590,747)

Other comprehensive income (loss) (note 5)	(394,039)	616

Comprehensive loss	$(3,017,426)	$(3,590,131)

Weighted average number of common shares outstanding	127,878,003	116,673,878

Basic and diluted loss per share from continuing operations	$(0.01)	$(0.02)

Basic and diluted loss per share from discontinued operations	$(0.01)	$(0.01)

Basic and diluted loss per share	$(0.02)	$(0.03)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

	Three months ended March 31
	2008	2007

Cash provided by (used for):

Operations:
Loss from continuing operations	$(1,120,906)	$(2,614,464)
Items not involving the use of cash:
Depreciation and amortization	2,051	17,859
Stock based compensation	531,427	1,046,641
Changes in non-cash operating capital:
Accounts receivable and prepaids	25,058,754	(61,964)
Inventories	32,609	24,387
Accounts payable and accrued liabilities	362,007	(212,032)
	24,865,942	(1,799,573)

Investments:
Expenditures on property, plant and equipment	(2,768,605)	(175,639)
	(2,768,605)	(175,639)

Financing:
Issuance of shares, net of issue costs	25,517	586,260
	25,517	586,260

Increase in cash and cash equivalents from continuing operations	22,122,854	(1,388,952)

Decrease in cash and cash equivalents from discontinued operations (note 7)	(2,943,103)	(506,241)

Net increase (decrease) in cash and cash equivalents	19,179,751	(1,895,193)

Cash and cash equivalents, beginning of period	20,461,990	23,377,381

Cash and cash equivalents, end of period	$39,641,741	$21,482,188

Non-cash investing and financing transactions:
Reclassification of contributed surplus to share capital upon exercise of shares	$14,648	$185,550
Amortization capitalized to property, plant and equipment	31,321	-

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Shareholders’ Equity

Unaudited

(Expressed in United States dollars)

	Number of shares	Share capital (note 9)	Contributed surplus	Accumulated other comprehensive income	Deficit

December 31, 2006	116,289,322	$222,748,798	$8,410,121	$-	$(197,676,243)

Transition adjustment for the adoption of new accounting standards	-	-	-	3,307	-

Exercise of options	670,000	586,260	-	-	-

Transfer to share capital on exercise of options	-	185,550	(185,550)	-	-

Stock based compensation	-	-	1,046,641	-	-

Unrealized gain on available-for-sale investments (net of tax)	-	-	-	616	-

Loss for the three months	-	-	-	-	(3,590,747)

March 31, 2007	116,959,322	223,520,608	9,271,212	3,923	(201,266,990)

Private Placement	10,000,000	15,735,384	-	-	-

Exercise of options	905,000	716,850	-	-	-

Transfer to share capital on exercise of options	-	24,415	(24,415)	-	-

Stock based compensation	-	-	1,297,819	-	-

Unrealized gain on available-for-sale investments (net of tax	-	-	-	(234,167)	-

Loss for the nine months	-	-	-	-	(8,405,284)

December 31, 2007	127,864,322	239,997,257	10,544,616	(230,244)	(209,672,274)

Exercise of options	15,000	25,517	-
				-	-
Transfer to share capital on exercise of options	-	14,648	(14,648)
				-	-
Stock based compensation	-	-	531,427
				-	-
Unrealized loss on available-for-sale investments (net of tax) (note 5)	-	-	-	(394,039)	-
					-
Loss for the three months	-	-	-	-	(2,623,387)

March 31, 2008	127,879,322	$240,037,422	$11,061,395	$(624,283)	$(212,295,661)

See accompanying notes to interim consolidated financial statement

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

1.	Nature of business:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2.	Adoption of new accounting standards:
	(a)	On January 1, 2008 the Company adopted the following four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”).
		(i)	Inventories, Section 3031:

This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. Any items not meeting the definition of inventory, including significant long-term capital spares, are required to be reclassified to property, plant and equipment. This section also provides guidance on the reversal of previous write-downs in certain circumstances.  The Company’s inventories are carried at cost.  The adoption of this Standard had no material impact on the Company’s financial statements.

		(ii)	Financial Instruments – Disclosures and Presentation, Sections 3862 and 3863:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862. Financial Instruments - Disclosures (section 3862).  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 3. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

		(iii)	Assessing Going Concern, Section 1400:

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this Standard had no material impact on the Company’s financial statements.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

2.	Adoption of new accounting standards (continued):
	(iv)	Capital Disclosures, Section 1535:

Effective January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements are set in note 4.

	(b)	Accounting standards issued for adoption in future periods:

The following accounting standards have been issued by the CICA for adoption future periods.    Management is evaluating the impact of these new standards on the Company’s financial position and results of operations.

	(i)	Goodwill and intangible assets, Section 3064

Issued by the CICA in February 2008, this Section will replace Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Section 3064 requires the expensing of start-up costs unless those costs satisfy specific capitalization criteria.  Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn.  Section 3064 is effective for annual or interim periods beginning on or after January 1, 2009.

	(ii)	The CICA adopted International Financial Reporting Standards for implementation on January 1, 2011. The Company has not yet assessed the impact of these changes.
3.	Financial instruments and risk management:

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The Company classified its financial instruments as follows:  Cash and cash equivalents as held-for-trading; short-term investments as available for sale; accounts receivable as loans and receivables; accounts payable as other financial liabilities.

The Company has exposure to the following risks from its use of financial instruments:

•

credit risk,

•

liquidity risk, and

•

market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these interim consolidated financial statements

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s risk management procedures are established to identify and analyze the risks faced by the Company.  The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

3.	Financial instruments and risk management (continued):
	(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

		(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating.  Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

		(ii)	Receivables
			The Company’s receivables are due principally from the sale of an asset (note 8(b)). Management does not expect these counterparties to fail to meet their obligations.
		(iii)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.  All financial assets of the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

				March 31, 2008
			Cash and cash equivalents	$39,641,741
			Accounts receivable	3,064,302
			Financial assets from discontinued operations	760,061

				$43,466,104
			The Company does not have receivables or deposits that it considers impaired or otherwise uncollectible.
	(b)	Liquidity risk:

   Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

3.	Financial instruments and risk management (continued):
	(b)	Liquidity risk (continued):

The following are the contractual financial liabilities of the Company as of March 31, 2008:  The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities are due within six months of March 31, 2008:

						Carrying amount
		Trade and other payables				$ 1,539,184
		Trade and other payables from discontinued operations:				1,949,971
						$ 3,489,155

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

		(i)				Currency risk

The Company’s functional currency is the United States Dollar (USD). The Eritrean Nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. The currency exposures are primarily to the Canadian Dollar (CAD), Euro (EUR), West African CFA Franc (XOF), and the South African Rand (ZAR).

		The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

			March 31, 2008
			CAD	XOF	EUR	ZAR
		Cash and cash equivalents	89,547	-	-	350,688
		Available for sale investments	2,205,000	-	-	-
		Accounts receivable	46,725	-	-	-
		Trade payables	(514,802)	-	-	-
		Net exposure from discontinued operations	-	(287,019,845)	(111,803)	(1,550,407)
		Total USD foreign exchange rate	1,826,470 1.03	(287,019,845) 424.55	(111,803) 0.65	(1,199,719) 8.20
		Balance sheet exposure in USD	1,779,318	(676,057)	(172,743)	(146,307)

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

3.	Financial instruments and risk management (continued):
	(c)	Market risk (continued):
		(ii)	Sensitivity analysis:

A 10 percent strengthening of the US dollar against the following currencies at March 31, 2008 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant (a 10 percent weakening of the US dollar against the above currencies at March 31, 2008 would have had the equal but opposite effect):

March 31, 2008	Gain (Loss)
CAD	$(161,756)
XOF	$61,460
EUR	$15,729
ZAR	$13,301

(iii)	Other market risk

Equity price risk arises from available-for-sale equity securities and its exposure at March 31, 2008 was $2,148,077.  The shares are publicly traded with an average daily volume in Q1 2008 of 54,000 shares, market price quotes are readily available, and their carrying value is equal to their market value.  The Company intends to liquidate its equity portfolio in an orderly basis for use in its operations.

Sensitivity analysis:

A Cdn $0.08 increase in the market price of the short-term investment at March 31, 2008 would have increased short term investments and decreased accumulated other comprehensive income by $701,413.  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant (a Cdn $0.08 decrease in the fair market value at March 31 would have had the equal but opposite effect).

4.	Capital management:

The Company manages its cash and cash equivalents, common shares, stock options, and warrants as capital. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. To meet these objectives, the Company ensures it has sufficient cash resources to meet 60 days of operations. At present employees and directors hold approximately 2 percent of common shares, or just under 2 percent assuming that all outstanding warrants and share options vest and/or are exercised.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

5.	Short-term investments:
Short-term investments are composed of 9,000,000 shares (2007 – 55,000 shares) in PMI Gold Corporation received in connection with the sale of the Ghana property (note 8(b)).

Three months ended March 31
2008	2007

Market and carrying value of short-term investments, beginning of period	$2,542,116	$3,307
Market and carrying value of short-term investments, end of period	2,148,077	3,923
Other comprehensive income (loss) for the period	$(394,039)	$616
6.	Accounts receivable and prepaids:
March 31, 2008	December 31, 2007

Receivable on reduction of Bisha property interest (note 8(a))	$-	$25,000,000
Receivable on disposal of Ghana property (note 8(b))	3,000,000	3,000,000
Other	206,400	265,154
$3,206,400	$28,265,154
7.	Discontinued operations and assets held for sale:

On September 5, 2007, the Company announced the plan to place its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets.  Accordingly the assets and liabilities relating to the Mali operations, which included the Tabakoto mine and the Segala property, have been reclassified on the balance sheet as ‘held for sale’.  The results of the Company’s Mali operations have been segregated and disclosed separately.

Canadian GAAP requires management record long-lived assets that are available for sale at the lesser of their carrying amount or fair value less cost to sell. The fair value of the Mali assets was indeterminable as at December 31, 2007 and as a result, management has retained the assets related to the Malian operations at their carrying amount.  In March 2008 the Company entered into an agreement to sell its Mali assets for $20 million plus a 1 % net smelter return royalty, subject to regulatory approval and financing by the purchaser.  The agreement is scheduled to close in late May 2008.

A summary of discontinued operations and assets held for sale is as follows:

Three months ended March 31
2008	2007

Revenue	$-	$12,405,079
Operating costs (i)	(1,799,363)	(13,301,622)

Operating gain (loss)	(1,799,363)	(896,543)

Other income (expenses)	296,882	(79,740)
Loss from discontinued operations for the period	$(1,502,481)	$(976,283)

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

7.	Discontinued operations and assets held for sale (continued):
	(i)	Operating costs include costs of sales and mining; exploration, general and administrative expenses.
	Cash flow from discontinued operations:

		Three months ended March 31
		2008	2007
	Cash provided by (used for):

	Loss for the period	$(1,502,481)	$(976,283)
	Non-cash items and changes to non-cash operating capital	(300,048)	347,305
	Operations	(1,802,529)	(628,978)
	Investments	-	-
	Financing	(1,140,574)	122,737
		$(2,943,103)	$(506,241)

Assets held for sale (Mali operation):

	March 31, 2008	December 31, 2007
Current assets
Cash	$179,341	$60,964
Accounts receivable and prepaids	759,120	1,009,351
Inventories	3,710,263	3,829,952
	4,648,724	4,900,267

Fuel duty receivable (i)	6,795,186	6,547,834
Property, plant and equipment (ii)	10,641,348	10,641,348
Total assets	22,085,259	22,089,449

Current liabilities
Bank loan	-	(1,140,574)
Accounts payable and accrued liabilities (iii)	(1,949,971)	(2,324,070)
	(1,949,971)	(3,464,644)

Asset retirement obligation	(4,241,342)	(4,171,482)

Net assets held for sale	$15,893,946	$14,453,323
(i)

The fuel duty receivable is due from the Government of Mali and is recoverable by way of offset against royalties and any taxes that would be otherwise payable to the Government from future operations.  The majority of the receivable has been classified as non-current due to the uncertainty of when the mine may recommence active operations.

(ii)

The property plant and equipment is comprised of the Tabakoto mine assets and the neighbouring Segala property.  After carrying out an evaluation for recoverability of the Tabakoto mine the Company recorded in the accounts for the year ended December 31, 2006 an impairment provision equal to the entire carrying value of the Tabakoto property, plant and equipment.  Consistent with this evaluation, the Company has, since December  31, 2006, expensed all costs that would otherwise be capitalized.  The recorded amount as at March 31, 2008 represents the historical cost of the Segala property.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

7.	Discontinued operations and assets held for sale (continued):
(iii)

The accounts payable and accrued liabilities at March 31, 2008 include the best estimates of amounts due by contract to March 31, 2008 and, in accordance with Canadian generally accepted accounting principles, do not include any provision for future losses that may be associated with the discontinued operations.

8.	Property, plant and equipment:

	March 31, 2008	December 31, 2007

Mineral properties	$203,911	$203,911
Construction-in-progress	2,640,357	-
Plant and equipment at cost less accumulated
amortization of $701,429 (2007 - $668,057)	916,956	790,759

	$3,761,224	$994,670

(a)

Bisha Project - State participation:

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine, currently estimated to be in mid 2010.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit on the balance sheet.

(b)	Kubi-Ghana Sale:

The Company completed the sale of its Kubi property in Ghana to PMI Gold Corporation (“PMI”) on October 12, 2007 and recorded a gain on the transaction of $5,765,579.  In consideration of the sale, the Company received nine million PMI common shares valued at $2,722,360 and, on or before 6 months after closing of the transaction, shall receive a further $3,000,000. The second installment was to be payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI. In April 2008 the parties agreed to change the second installment to all cash, due on or before June 27, 2008, together with interest at 6% per annum from April 12, 2008.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

9.	Share capital:
	(a)	Authorized:
250,000,000 common shares without par value.
	(b)	Stock Options

The Company’s shareholders replaced the stock option plan adopted in 1996 with an amended version on April 26, 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the amended stock option plan adopted in April 2006, the Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model. No options were issued in the first quarter of 2008.  All stock based compensation expense for Q1 2008 arises from options issued in Q4 2007 and was calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 56%, no dividend yield, and a risk-free interest rate yield of 3%. The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The general and administrative expenses for the quarter ended March 31, 2008 included $531,427 (2007-$1,046,641) of stock based compensation.
Stock-based compensation values recorded as follows:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2007	6,617,500	$2.78
Expired	(820,000)	3.22
Exercised	(15,000)	1.72
Outstanding, March 31, 2008	5,782,500	$2.72

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years
Vested (exercisable)	110,000	$0.15	2.9 years
Vested (exercisable)	952,500	$0.75 to $1.72	2.6 years
Vested (exercisable)	1,210,000	$2.16 to $2.36	1.9 years
Vested (exercisable)	1,345,000	$3.07 to $3.21	3.6 years
Vested (exercisable)	820,000	$4.81	0.8 years
Vested (exercisable)	100,000	$7.33	0.7 years
Un-vested	1,245,000	$2.00	4.6 years
Total	5,782,500

The weighted average price of options exercisable at the end of the period was Cdn $2.92.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2008

9.			Share capital (continued):
(c)	Warrants:
	Expiry	Number of warrants	Exercise Price (CDN$)
	29-Jun-08	3,950,000		$3.25
	25-Oct-08	8,889,000		$3.00
	19-Dec-08	5,000,000		$10.00
	31-Oct-09	5,000,000		$4.00
	Outstanding, March 31, 2008	22,839,000	Average $	4.79
(d)	Shares reserved for issuance (fully diluted):
				Number of shares
	Issued and outstanding at March 31, 2008			127,879,322
	Reserved for options (note 9(b))			5,782,500
	Reserved for warrants (note 9(c))			22,839,000
	Shares reserved for issuance (fully diluted) at March 31, 2008			156,500,822
10.	Commitments and contingencies:

There are no material commitments for continuing operations except as to approximately $8,500,000 related to a purchase commitment for the ball and SAG mills for the Bisha project, due for delivery in late 2009.  Approximately $2,500,000 is due in May 2008 and the remainder is due on delivery.  The Company’s subsidiary has arranged a letter of credit for the balance payable after making the down payment in May.

During the period ended March 31, 2008 the Company learned its Eritrean subsidiary, Bisha Mining Share Company, will likely be assessed a withholding tax of 10% for payments to foreign suppliers whose activities are performed outside the borders of Eritrea, retroactive to January 2006.  The Company intends to challenge any such assessment and the outcome is not determinable.  The Company estimates the assessment may be as high as $600,000.

For discontinued operations, at March 31, 2008 the Company was in negotiations with vendors to terminate several of its long-term supply agreements and estimates it may incur approximately $1,900,000 in future termination related payments in addition to those liabilities disclosed in note 11.  The Company has a minimum take or pay obligation on discontinued operations for power supply of approximately $100,000 per month until mid 2010.

	In connection with the Bisha project, subsequent to March 31, 2008 the Company arranged an environmental bond for $500,000 at a cost of 1% per annum.
11.	Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.